
11006136

Newport Corporation

Annual Report 2010



Newport

Experience | Solutions



About Newport Corporation

Newport Corporation is a leading global supplier of advanced-technology products and systems to customers in the scientific research, aerospace and defense/security, microelectronics, life and health sciences and precision industrial manufacturing markets. Newport's innovative solutions leverage its expertise in photonics technologies, including lasers, photonics instrumentation, sub-micron positioning systems, vibration isolation, optical components and subsystems and precision automation, to enhance the capabilities and productivity of its customers' manufacturing, engineering and research applications. Newport is part of the Standard & Poor's SmallCap 600 Index and the Russell 2000 Index.

Cover Photo:

Two independently tunable femtosecond lasers are used to study the properties of nanoparticles and conducting polymers. This research can lead to the discovery of new materials, more efficient drug delivery and improved efficiency of solar panels.

Sales by Market Served



Scientific Research, Aerospace and Defense/Security	33%
Microelectronics	32%
Life and Health Sciences	20%
Industrial Manufacturing	15%

Sales by Region


49% United States
26% Asia/ Pacific Rim
21% Europe

United States	49%
Asia/Pacific Rim	26%
Europe	21%
Other Countries	4%

Table of Contents




Received SEC
APR 07 2011
Washington, DC 20549

To Our Stockholders


Robert J. Phillippy

It is a great pleasure to report Newport's outstanding results for 2010. Our sales of $479.8 million and orders of $510.1 million were both all-time records for the company. We leveraged this record revenue into solid profitability, recording net income of $41.1 million, or $1.09 per diluted share, our highest level in a decade.

These results were driven by strong business conditions in all of our end markets, together with solid execution by the Newport team. In particular, our business with tier-one semiconductor original equipment manufacturer (OEM) customers, which is included in our Microelectronics market, was very robust throughout 2010. We also saw the benefits of a number of program wins and share gains that we have achieved over the past few years in our Life and Health Sciences, Scientific Research, and Industrial Manufacturing markets.

Due to our strong profitability and careful balance sheet management, we increased our financial strength during the year, ending 2010 with $200.2 million in cash and marketable securities. Our net cash position – the cash surplus over the principal amount of our convertible notes, which are due to be repaid in February 2012 – is now over $70 million.

In sum, the entire Newport team performed very well in 2010, further enhancing our solid foundation for continued growth in 2011.

Executing On Our Mission

Newport's employees around the world have a great sense of passion for the core mission of our company:

To develop and deliver photonics technology and products that extend the frontiers of science and improve our world.

Evidence of the successful execution of our mission is revealed every day as Newport products are used by scientific researchers to make new discoveries in the fields of physics, chemistry and biology; by our microelectronics customers to enable the manufacture of smaller, faster and more cost-effective semiconductor chips to serve the world's growing demand for electronics; and by biologists and medical professionals to uncover new approaches for the identification and treatment of disease.



The Newport team did an excellent job of executing on our mission in 2010. We continued to extend our technological and product leadership in the photonics industry, introducing more than 100 new products during the year. Our product development pipeline continues to be very robust, with dozens of enabling and highly differentiated new products planned for release in 2011.

At the same time, the Newport team did a great job of responding to significant increases in demand for our products while continuing to provide the high levels of service and support our customers have come to expect from Newport.

Progress on Our Strategic Agenda

In addition to delivering an excellent financial performance, we made great progress on our strategic agenda last year.As discussed in more detail in this report, Newport is pursuing three primary initiatives for profitable growth: global expansion, developing an expanded set of application-specific photonics solutions, and selective acquisitions of photonics companies.

Throughout 2010, we focused on expanding our manufacturing and distribution capabilities in Asia. We continue to increase the level of activity at our factory in Wuxi, China, which lowers our production costs and makes our products more competitive in markets around the world. Our Wuxi factory now manufactures and sources products having revenue value in excess of $30 million per year. We have also added a regional distribution center in Wuxi, enabling us to respond more quickly to the needs of our growing customer base in Asia. In 2011, we will further expand our presence in this region with the opening of a sales, service and customer support center in Singapore.

Another growth initiative for Newport is to expand the sales of subassemblies and subsystems that meet the specific application needs of our customers. We leverage our broad portfolio of component products, together with our expertise in designing subsystems and systems, to develop integrated solutions that employ Newport technologies to meet highly specialized customer requirements. This helps our customers speed their time to market and enhance the performance of their system products. During 2010, these value-added solutions were the fastest growing part of Newport's business, representing 19% of total revenue.

Our third growth initiative is to enhance our business through acquisitions. We continue to evaluate acquisition opportunities that complement or add depth to our existing product lines, that enable us to leverage our sales channel and/or operations footprint, and that are expected to be accretive to our earnings in the first full year after completion of integration activities.



To Our Stockholders

50th Anniversary of Spectra-Physics®

2011 marks the 50th Anniversary of Spectra-Physics, Newport's Lasers Division. Spectra-Physics was formed as the world's first commercial laser company in 1961, less than a year after the invention of the laser, and over the last 50 years has introduced many industry "firsts" in breakthrough laser technologies, products and solutions. This anniversary serves as an excellent opportunity to celebrate Spectra-Physics' rich history as an industry leader and to showcase our expanded laser capabilities. (Read more about Spectra-Physics' history on page 10 of this report.)



50
YEARS
1961-2011
Spectra-Physics.
A Newport Corporation Brand
Lighting the Way
50th Anniversary
of Spectra-Physics

Ambitious Plans for 2011 and Beyond

As we enter 2011, we continue our quest to be the world's premier source for photonics technology and products, and to build on our track record of solid financial performance. There is great energy across our company, and our strong and diversified position in the $4 billion photonics industry continues to provide us with excellent growth opportunities. We will achieve our strategic objectives by executing on our growth initiatives, building on our industry-leading brands, leveraging our close customer relationships, investing in the development of highly differentiated products and technologies, and continuing to develop the strength of our employee team.

I am very proud of Newport's accomplishments over the past few years. We have a global team of employees who are resourceful, determined and committed to our goals, and we have proven that we can achieve outstanding results. I would like to thank the entire Newport team for the passion, skill and expertise they demonstrated during our record-setting year in 2010.

We look forward to continuing to build value for our stockholders, and I thank you for your continued support.

Robert J. Phillippy
President and Chief Executive Officer

Expanding Our Growth Markets

Scientific Research, Aerospace and Defense/Security


33%
Scientific Research, Aerospace and Defense/Security

Researchers in government, university and commercial laboratories worldwide call on Newport as a leading resource for products and technologies that bring their experiments to life and enable them to advance concepts and results in their fields. The company has worked closely with scientists in the fields of physics, chemistry and biology for 50 years and today offers over 15,000 products to these customers, including lasers, photonics instrumentation, sub-micron positioning systems, vibration isolation systems, optical components, and integrated subsystems.



Newport offers a full range of photonics solutions for scientific research customers, from individual components that fit a specific need to designing and equipping entire laboratories. The company has expertise in developing solutions for cutting-edge research applications, and its Technology and Applications Center is staffed with experienced photonics researchers who work closely with scientists to design their laboratory setups and develop new techniques. As a result of this collaboration, Newport is able to offer suites of products that are specially configured to meet researchers' requirements and maximize the capabilities and productivity of their experiments.

The aerospace and defense/security industries rely on Newport's precision photonics technologies to enable the development of advanced weapons, targeting and sensor systems. The company's products are used in applications such as remote sensing, ranging, observation, missile guidance, laser countermeasures and weapons development.

In 2010, approximately one-third of the company's sales were to scientific research, aerospace and defense/security customers, and such sales grew approximately 12% over the 2009 level.

Microelectronics


32%
Microelectronics

Demand for smartphones, tablet computers, digital music/video players and other personal electronics has increased significantly in recent years, and the microelectronics industry has continued the drive to increase the performance of these devices, while reducing their size and cost. The growing technological challenges of this effort are leading original equipment manufacturers (OEMs) in this market to increasingly turn to Newport for advanced products and subsystems for their manufacturing and test applications. Delivering nanometer scale precision and high processing speed, Newport's products are used in some of the most demanding applications in the microelectronics market:



- Critical semiconductor manufacturing tasks such as lithography, wafer inspection and metrology, memory yield enhancement, wafer dicing and scribing, wafer and component marking, and resistor trimming
- LED, printed circuit board, disk drive and flat panel display manufacturing
- Advanced packaging and interconnect processes, including epoxy die bonding, eutectic bonding and complex device assembly
- Solar cell manufacturing processes including thin-film solar panel scribing and edge deletion and solar cell testing and characterization

The company offers a wide range of products to OEM customers in the microelectronics industry, including lasers, high-precision positioning systems, vibration isolation platforms, optics, and opto-mechanical components and subassemblies. With the most comprehensive photonics product offering in the industry, Newport develops collaborative relationships with the industry's leading equipment manufacturers to provide components, subassemblies and subsystems to enable them to achieve the highest levels of precision and throughput.

2010 was an exceptional year for Newport's microelectronics business. Sales to customers in this market represented almost one-third of total sales and grew approximately 80% over the 2009 level.



Expanding Our Growth Markets

Life and Health Sciences



Newport provides photonics products and technologies for two essential and growing areas of the life and health sciences market – bioinstrumentation and bioimaging. These products enable advancements in fields such as molecular biology, disease detection, proteomics and drug discovery, speeding the progress of medical breakthroughs and improving the quality of life.


20%
Life and
Health Sciences

Leading bioinstrumentation OEMs are increasingly turning to Newport to design and manufacture optical and positioning systems and subsystems for their instruments for diagnostic and analytical tasks such as flow cytometry, laser micro-dissection, DNA analysis, biosensing and blood screening. The company's expertise in lasers, motion systems, optical components, opto-mechanical subsystems and instrument design helps its customers to reduce their time to market and maximize the performance of their instruments.

In the imaging arena, Newport provides OEMs and researchers with advanced lasers, vibration isolation workstations, opto-mechanical assemblies, photonics instrumentation and optical components that maximize the performance of their systems for multiphoton and confocal microscopy, optical coherence tomography, and other methods for viewing activity within tissues and cells. Newport's products significantly improve the performance of its customers' systems, enabling researchers to image tissues more deeply, with higher resolution, than ever before.

Sales to these customers were approximately 20% of total sales in 2010, and grew approximately 10% over the 2009 level.

Industrial Manufacturing and Other Markets



Industrial companies with manufacturing processes that require a high degree of precision and accuracy rely on Newport to provide them with photonics solutions that are well suited to the demanding requirements of their production environments. Newport combines its expertise in multiple technologies and extensive application knowledge to develop products that provide high precision, high rates of throughput, excellent reliability, low cost of operation and compact size.


15%
Industrial
Manufacturing

Newport's photonics technologies enable its customers to achieve manufacturing tolerances that are difficult or impossible to accomplish using traditional mechanical manufacturing methods. Photonics technologies also provide advantages including flexibility, non-contact processing, and the ability to work with a wide range of materials, on flat or contoured surfaces, and with two and three dimensional structures. The company offers a broad selection of lasers, optics and positioning systems for micro-fabrication and is constantly working with customers to introduce these technologies into new application areas. Newport's Spectra-Physics Lasers Division operates an applications laboratory, staffed with engineers who are very experienced in laser materials processing, who work closely with customers to test new approaches and validate the performance of Newport's lasers in the customers' applications.

The company's products are used in a number of precision industrial applications such as rapid prototyping, micromachining, heat-treating, welding, soldering, materials cutting and drilling, illumination, high-precision marking and engraving, and image recording.

In addition to industrial manufacturing applications, Newport's products are also used in a wide range of other markets, including lasers and electro-optics, optical communications, optical metrology and graphics.

Sales to customers in the industrial manufacturing and other markets represented 15% of Newport's sales in 2010, and grew approximately 39% over the 2009 level.



World-Renowned Brands and Products

A Family of Industry-Leading Brands

Since 1969, "Newport" has been one of the premier brand names in the photonics marketplace. The company produces technically advanced, high-precision products and integrated solutions that enhance the capabilities and productivity of its customers' manufacturing, engineering and research applications. Over time, the Newport brand has amassed substantial equity in the photonics industry, and significant loyalty among its customers.

Over the years, Newport has added several other industry leading brands to its portfolio. Each of these brands has substantial value and recognition among customers in its product area, and each represents relationships forged with these customers over many years and a rich history of product innovation and expertise. Newport preserves the brand identities of acquired businesses to retain this important customer connection, while at the same time leveraging their expertise in multiple complementary technologies to deliver unsurpassed customer solutions. Newport's brands are featured prominently in the company's marketing, advertising and sales communications.

Operating Divisions

The company is organized into two operating divisions, its Photonics and Precision Technologies (PPT) Division and its Spectra-Physics Lasers Division.

The PPT division's photonics products are sold under four of the company's brands – Newport, New Focus, Oriel and Richardson Gratings. With annual revenue of $298 million in 2010, the PPT Division contributed 62% of the company's total sales.

Newport sells its laser products primarily under its Spectra-Physics brand. Newport's Spectra-Physics Lasers Division had sales of $182 million in 2010, representing 38% of the company's total revenue.


Newport
Experience | Solutions

Newport is a leading supplier of high-quality, advanced-technology products and systems to researchers and commercial customers worldwide. Newport's innovative solutions leverage its expertise in photonics technologies, including photonics instrumentation, sub-micron positioning systems, vibration isolation, optical and opto-mechanical components and subsystems and precision automation.


SMART TABLE



World-Renowned Brands and Products


New Focus™
A Newport Corporation Brand



New Focus™, founded in 1990, is a leader in developing, manufacturing and delivering innovative, high-performance, high-quality and easy-to-use photonics tools with exceptional support and service for research and commercial applications around the world. New Focus' Simply Better™ Photonics Solutions include high-resolution actuators, high-speed detectors and modulators, opto-mechanics and tunable lasers.


ORIEL
INSTRUMENTS
A Newport Corporation Brand



Oriel® Instruments, founded in 1969, is recognized by researchers and commercial customers worldwide as a reliable source for high-performance, high-quality products for making and measuring light, such as spectroscopy instrumentation, monochromators, solar simulators and light sources in wavelength ranges from ultraviolet to infrared.


Richardson Gratings™



Richardson Gratings™, founded in 1947, is a world leader in the design, manufacture and characterization of ruled and holographic diffraction gratings for spectroscopic, laser and telecommunications applications in research and commercial markets.


Spectra-Physics
A Newport Corporation Brand


Explorer XP

Spectra-Physics®, founded in 1961 as the world's first commercial laser company (see history on page 10), is a leading worldwide supplier of advanced laser solutions for research and commercial applications. Spectra-Physics' product offerings include ultrafast lasers, high-energy pulsed lasers, diode-pumped solid-state (DPSS) lasers, tunable lasers and gas lasers.

Profitable Growth Strategies

Global Expansion

From its roots in the United States, Newport has grown into a global company with 11 manufacturing locations on three continents and a local presence in most major countries around the world. With this global footprint and strong brand equity in international markets, Newport is well positioned to accelerate its sales growth through global expansion. In 2010, for the third year in a row, sales to customers outside the United States exceeded 50% of the company's total sales.

Newport's international growth strategy has two basic goals:

- Leverage low-cost-region manufacturing for selected products to ensure that the company's business remains competitive in markets throughout the world
- Expand its presence and customer base in developing markets, particularly by increasing sales, service, customer support and product distribution in Asia

In 2007, Newport opened a manufacturing facility in Wuxi, China, and began to transfer production of selected products from plants in the United States and France to Wuxi. In 2009, to expand this highly successful initiative, the company relocated the Wuxi facility to an export processing zone, doubling the size of the facility to 64,000 square feet and gaining more favorable processing treatment for exports. By the end of 2010, more than 1,200 products were being manufactured in Wuxi. External sales of products manufactured and sourced in Wuxi were approximately $30 million in 2010.



Newport has moved the manufacturing of more than 1,200 products from higher-cost manufacturing locations to an expanded facility in Wuxi, China.

Newport has now opened a regional distribution center in Wuxi that enables the company to respond more effectively to the needs of Asian customers by providing immediate availability of popular merchandise products and reducing shipping costs.

During 2011, Newport will open a sales, service and customer support center in Singapore. This new facility will enhance the company's presence, customer responsiveness and technical support for customers in Southeast Asia. The company also plans to add direct sales personnel in Korea during the year to develop new OEM accounts there. With these additions, the company will have direct sales personnel in Japan, China, Taiwan, Singapore and Korea.

Worldwide Locations


Santa Clara, CA
Irvine, CA
Rochester, NY
Billerica, MA
Franklin, MA
Stratford, CT
Oxfordshire, U.K.
Stahnsdorf, Germany
Darmstadt, Germany
Evry
La Boulonnie
Beaune-la-Rolande, France
Beijing, China
Wuxi, China
Tokyo, Japan
Osaka, Japan
Taipei, Taiwan
Singapore
Corporate Headquarters
Sales and Manufacturing
Sales and Service



Profitable Growth Strategies

Value-Added Solutions

A second growth strategy is to expand Newport's sales of subassemblies, subsystems, systems and kits that meet application-specific requirements of OEM and select end user customers. These solutions leverage the company's knowledge and expertise in optics, lasers, opto-mechanics, motion control, and electro-optics to provide applications-based solutions. Newport works closely with customers to analyze the specific requirements of their applications, design solutions that are optimized to meet their needs, and support them with responsive technical support and service.

During 2010, these value-added solutions were the fastest growing part of Newport's business and represented 19% of total revenue. Most of this growth in 2010 was in two areas:

- The company has achieved a number of design wins with leading semiconductor equipment OEMs for lithography, metrology and other applications, and business in this area was very strong throughout 2010
- Newport has developed meaningful and growing positions with leading bioinstrumentation OEMs for microscopy, flow cytometry and other applications

Newport's Technology and Applications Center contributes to the growth of this business by providing solutions for emerging research market applications that subsequently become commercially successful products. One example of this effort is the wavelength extension unit for Coherent Anti-stokes Raman Spectroscopy (CARS), which was initially developed as a application kit and later as a turnkey one-box solution for researchers.



Newport has achieved a number of design wins with tier-one customers in the semiconductor manufacturing industry, providing advanced integrated subsystems that combine technologies such as lasers, optics, precision positioning systems and vibration isolated platforms. The company experienced robust growth in this market in 2010 with both longstanding and new customers, delivering products such as this highly differentiated solution for wafer alignment.

Acquisitions

Newport's acquisition strategy targets photonics companies that can be incorporated into the company's global sales channels and manufacturing infrastructure to further expand the broadest technology portfolio in the photonics industry. With its leading market presence, strong distribution channels and scalable business model, the company is well positioned to consolidate the fragmented photonics industry and build on its leadership position through acquisitions that complement or add depth to the company's existing product lines, customer base and intellectual property.

Since 2004, Newport has used acquisitions to add over $250 million in annual revenue and more than $40 million in annual operating income. Most prominent among these transactions was its acquisition of Spectra-Physics and several photonics businesses in July 2004. This acquisition significantly increased the scope of Newport's expertise and product offerings in its target customer end markets, adding to its product portfolio Spectra-Physics' solid state, gas and dye lasers and ultrafast laser systems, Oriel Instruments' light sources, monochromators and spectroscopy instrumentation, Corion's optical filters, and Richardson Gratings' ruled and holographic diffraction gratings. In July 2009, Newport acquired New Focus, adding to its offerings complementary products such as high-resolution actuators, high-speed detectors and modulators, opto-mechanics and tunable lasers.

Newport seeks to acquire companies or lines of business with well recognized brands, strong intellectual property portfolios and customer relationships, and a differentiated yet complementary product portfolio. The company generally pursues acquisitions that are expected to be accretive to earnings in the first full year after completion of integration activities and to provide an attractive return on investment.

Photonics Technology Leadership . . .


50
YEARS
Spectra-Physics

Newport's Spectra-Physics Lasers Division is celebrating 50 years of technology and product leadership in lasers for industrial and scientific applications. Spectra-Physics was established as the world's first commercial laser company in 1961, less than a year after the invention of the laser. Over the past half century, Spectra-Physics has introduced numerous "firsts" in breakthrough laser technologies and products, and many of the company's innovations have become industry standards:

1962	The first commercial continuous wave (cw) laser
1963	The first ion laser
1974	The first commercial bar code scanner*
1983	The first high-power diode laser
1990	The first commercial ultrafast Ti:sapphire laser
1992	The first commercial Q-switched Nd:vanadate diode-pumped, solid state (DPSS) industrial laser
1996	The first commercial high-power DPSS cw green laser
1999	The first commercial one-box automated tunable ultrafast laser
2000	The first commercial mode-locked ultraviolet (UV) DPSS industrial laser
2007	The first automated dispersion compensated tunable ultrafast laser
2009	The first automated, adjustable bandwidth short pulse seeder laser
2010	The first commercial all-in-one Q-switched mid-power green DPSS laser







These innovations have enabled new applications in diverse fields including:

- bar code scanning
- biological imaging and cell sorting
- eye surgery
- holography
- laser printing
- microelectronics manufacturing
- rapid prototyping
- ultrafast science



*On June 26, 1974, Spectra-Physics made history with the first UPC bar code scan. A 10-pack of Wrigley's chewing gum was scanned at the Marsh Supermarket in Troy, Ohio, using a Spectra-Physics bar code scanner. In recognition of the revolution that bar code technology subsequently brought to the world's logistics systems, that pack of gum remains on display at the Smithsonian Institution.



Yesterday, Today and Tomorrow

Research and Product Development



Newport seeks to build upon its technological leadership position through internal research, product development and licensing, and acquisitions of complementary technologies. The company's scientists and engineers continually work to enhance its existing products and develop and introduce innovative new products to satisfy the needs of customers.

Approximately 200 of the company's employees are engaged in research and development. Total research and development expenses were $39.3 million, or 8.2% of net sales, in 2010 and have averaged 9.5% of sales over the last three years. Newport is committed to product development and believes that sustained investment in R&D will help drive the company's growth.

Applications Expertise



Leveraging in-house expertise and collaborative relationships with major universities, Newport has extensive expertise in using and combining the products and technologies of its businesses to create innovative technological solutions for its customers' applications.

The company's Technology and Applications Center in Irvine, California, serves the scientific research market by configuring and combining Newport's modular products to provide solutions for researchers in the fields of physics, chemistry and biology.

Newport's Photovoltaic (PV) Lab, which is part of the Technology and Applications Center, performs prototype PV device performance measurements and PV cell calibration and certification. Accredited by the American Association of Laboratory Accreditation to ISO/IEC 17025, the PV Lab is one of only three test labs in the United States to have achieved this designation. Established by the International Organization for Standardization, the rating validates the competence and quality of the management systems used to determine the reliability of the tests and calibrations performed in the laboratory.

The company's Laser Applications Lab, located at Spectra-Physics' headquarters in Santa Clara, California, serves industrial customers by testing new approaches to laser materials processing and validating the performance of the company's lasers in the customers' material processing applications.



Photonics Technology Leadership . . .

Innovative New Products

Newport's continued commitment to innovation delivers new technologies and unique applications that propel the photonics industry forward. As a result of its development efforts, Newport has recently introduced some of the most exciting new products in the photonics industry:

Explorer XP 532-5

The Explorer® XP 532-5 industrial laser combines the laser head and electronics into a single compact package that fits in the palm of the hand, the industry's smallest footprint. This 5-watt, Q-switched, diode-pumped, solid-state laser features an air-cooled design and weighs less than 3 kilograms. The Mosaic™ 532-11 is a slightly larger 11-watt device that offers the same all-in-one approach, combining the head and power supply into a single package. Both lasers can be easily integrated into machine tools and are suitable for use on moving gantries in solar cell and LED manufacturing, laser marking and other applications that require excellent performance, high reliability and small size.


Explorer XP


LabVIEW
Microsoft
.net

NSTRUCT

NSTRUCT™ is an entirely new software platform for the laboratory environment that improves the implementation, monitoring and control of scientific experiments by connecting multiple laboratory instruments with a common software link. This enables researchers to use Newport equipment to monitor and control their experiments, and to collect and analyze their results, more efficiently than ever before. Newport has introduced a new suite of compatible software utilities to control specific instruments and experiments, and NSTRUCT's open architecture supports standard programming languages to allow users to create their own applications.



Yesterday, Today and Tomorrow

Conex

Newport's new Conex™ family of precision positioning systems provides scientists and engineers the benefits of PC-based control of critical alignments for complex optical setups, as well as remote diagnostics and control of repetitive tasks. This product family features simple, plug-and-play USB PC control, with an intuitive graphical user interface. Integrated with Newport's linear stages, rotation stages and actuators, Conex provides highly functional motion control solutions with sub-micron precision that are easy to use, compact and inexpensive.



Vision IsoStation

The Vision IsoStation™ was created to provide better performance, greater mobility and more user-friendly features and accessories than any vibration isolation workstation available. Lightweight and easy to transport and set up, the system is shipped assembled for ease of installation. Offering a variety of platform sizes, materials and shapes, this new vibration isolation workstation product line accommodates a wide range of applications, from small bioinstrumentation applications to medium-size optical and scientific investigations that have previously required a full-size optical table.



Spitfire Ace

The new Spitfire® Ace™ ultrafast amplifier delivers maximum stability and industry-leading power for consistent results in the most demanding ultrafast applications. The Spitfire Ace sets a new industry standard for long-term performance, and delivers superior average power with excellent beam quality. The amplifier is designed for use with Newport's field-proven Mai Tai® seed laser and Empower® pump laser platforms.



Newport's diffraction gratings have long been used in ground- and space-based astronomical telescope systems to expand the frontiers of knowledge about the universe. In 2010, Newport delivered a large mosaic echelle grating for a state-of-the-art spectroscopic system that is part of the Southern African Large Telescope, which will be able to record objects in the universe that are a billion times too faint to be seen with the unaided eye. Newport's combination of optical design, fabrication and testing capabilities were uniquely suited to providing a solution for the demanding requirements of this spectrometer system.







© Janus Brink, SALT Foundation

Financial Review

Newport executed very effectively in strong market conditions in 2010 and delivered excellent financial performance. The company achieved all-time record sales and orders and recorded earnings at the highest level in a decade. These strong earnings also drove excellent cash generation. With its strong performance in 2010, Newport is well positioned for continued growth, solid profitability and robust cash generation in 2011 and beyond.

Revenue (in $ millions)


89.5
87.5
88.3
101.6
107.2
114.6
125.2
132.9
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10

Sales for the full year of 2010 were $479.8 million, an increase of 30.7% compared with the full year of 2009. Newport has grown sales sequentially in each of the last six quarters through the fourth quarter of 2010, recording all-time record quarterly sales of $132.9 million in that quarter. Newport achieved revenue growth in 2010 compared with 2009 across all of its target end markets, led by significantly higher sales to semiconductor equipment customers, which are included in the company's microelectronics market. Newport experienced growth in sales to customers in all of its geographic regions, particularly in the Asia/Pacific Rim region and in the United States.

Orders (in $ millions)


80.4
80.4
92.6
108.3
124.6
125.5
129.5
130.4
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10

Newport recorded orders of $510.1 million in 2010, an increase of 41.0% compared with the orders received in 2009 and an all-time record for the company. Newport's book-to-bill ratio for the full year of 2010 was 1.06, the highest level in a decade.

Cash and Marketable Securities
(in $ millions)


141.7
149.5
150.0
141.9
138.5
152.4
165.1
200.2
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10

In 2010, Newport generated $70.6 million in cash from operations. This solid cash generation was driven by a combination of the company's strong earnings performance and its consistent focus on balance sheet management, even as the company increased production to meet growing customer demands. At the end of 2010, Newport had cash, cash equivalents and marketable securities totaling $200.2 million. Newport remains focused on generating and preserving cash. The company has convertible subordinated notes with a principal amount of $126.8 million due in February of 2012. Even after considering the cash needed to repay these notes, the company had a net positive cash position of $73.4 million at the end of 2010 and expects to continue strong cash generation throughout 2011.



Financial Review

Gross Margin (%)


38.3
36.7
39.9
40.3
40.2
43.4
42.9
44.3
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10

As a result of Newport's higher sales level in 2010, coupled with the positive impact of the company's initiatives in 2009 to streamline its operations, Newport's gross margin for 2010 improved by almost 400 basis points to 42.8%, compared with its gross margin for 2009 of 38.9%. The company is very well positioned to continue to improve its gross margin in 2011, as it approaches its target gross margin level of approximately 45%.

Earnings Per Share ($)


0.40
0.34
0.22
0.14
0.00
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
(0.13)
(0.25)
(0.10)

Note: Earnings per share was computed independently for each of the quarters presented. Therefore, the sum of quarterly earnings per share may not equal annual earnings per share.

For the full year of 2010, Newport recorded operating income of $52.7 million, or 11% of net sales, and net income of $41.1 million, or $1.09 per diluted share. The company's operating income as a percentage of sales, and its earnings per diluted share, were the highest levels the company has recorded in a decade. With the strong momentum generated in 2010, Newport expects to achieve further earnings growth in 2011.

This Annual Report contains forward-looking statements, including without limitation statements regarding the company's expectations regarding sales growth, cash generation, improved gross margins and earnings growth in 2011, as well as its expectations regarding new product introductions in 2011 and the achievement of its strategic objectives. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Assumptions relating to the foregoing involve judgments and risks regarding certain matters, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Newport. Certain of these judgments and risks are discussed in more detail in Newport's Annual Report on Form 10-K for the year ended January 1, 2011. Although Newport believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by Newport or any other person that Newport's objectives or plans will be achieved. Newport undertakes no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Corporate Information

Corporate Headquarters

Newport Corporation
1791 Deere Avenue
Irvine, California 92606
949-863-3144

Annual Meeting

Stockholders are cordially invited to attend our 2011 Annual Meeting of Stockholders to be held at 9:00 am Pacific Time, Tuesday, May 17, 2011, at our corporate headquarters.

Investor Relations

We maintain a special investor relations site on our company website at www.newport.com/investors. Through this site, investors may access our news releases, SEC filings and other corporate and financial information, and keep apprised of upcoming company events. In addition, investors may register on this site to receive automatic email notifications regarding our news releases and SEC filings and may submit questions or requests for additional information online.

We also welcome inquiries from our investors and other interested parties by telephone, fax, email or mail. You may contact us at:

Investor Relations
Newport Corporation
P.O. Box 19607
Irvine, California 92623-9607
Telephone: 949-863-3144
Fax: 949-224-0587
E-mail: investor@newport.com

Annual Report on Form 10-K

Our Annual Report on Form 10-K for the fiscal year ended January 1, 2011, which was filed with the Securities and Exchange Commission on March 7, 2011, is available on our website at www.newport.com/2010Form10-K.

Transfer Agent and Registrar

Our common stock is traded on the Nasdaq Global Select Market under the symbol NEWP.

Questions about stockholder accounts of registered holders, including transfer of securities, should be directed to:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
800-468-9716

Stock certificates should be safeguarded. Replacement requires payment of a surety bond premium. If a stock certificate is lost, stolen or destroyed, notify Wells Fargo Bank, N.A. Registered mail should be used whenever stock certificates are mailed.

Legal Counsel

Stradling Yocca Carlson & Rauth
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660

Independent Auditors

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, California 92660

Product Information

For information about our products and services, you may access our website at www.newport.com, call customer service at 800-222-6440 or email tech@newport.com.



Directors, Committees of the Board and Officers

Directors

Robert L. Guyett [1(C), 2]
President and Chief Executive Officer
Crescent Management Enterprises, LLC

Oleg Khaykin [1]
President and Chief Executive Officer
International Rectifier Corporation

Michael T. O'Neill [2(C), 3]
President and Chief Executive Officer
Miragene, Inc.

C. Kumar N. Patel [2, 3]
Professor of Physics and Astronomy
University of California, Los Angeles

Chairman and Chief Executive Officer
Pranalytica, Inc.

Robert J. Phillippy
President and Chief Executive Officer
Newport Corporation

Kenneth F. Potashner [2, 3(C)]
Chairman of the Board
Newport Corporation

Independent Investor

Peter J. Simone [1, 3]
Venture Capital Consultant

Committees of the Board
[1]Audit
[2]Compensation
[3]Corporate Governance and Nominating
[(C)]Committee Chairman

Officers

Robert J. Phillippy
President and Chief Executive Officer

Charles F. Cargile
Senior Vice President and Chief Financial Officer

Jeffrey B. Coyne
Senior Vice President, General Counsel and Corporate Secretary

David J. Allen
Vice President and General Manager,
Spectra-Physics Lasers Division

Jeffrey R. Parker
Vice President, Optical Components Business,
Photonics and Precision Technologies Division

Laurence D. Parson
Vice President, Integrated Solutions Business,
Photonics and Precision Technologies Division

Gary J. Spiegel
Vice President, Sales, Marketing and Business Development

Dennis L. Werth
Vice President, Precision Components and Systems Business,
Photonics and Precision Technologies Division

www.newport.com


Newport
Experience | Solutions